CalAmp Corp.

15635 Alton Parkway, Suite 250

Irvine, CA 92618

March 30, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Sarah Sidwell

Re:	CalAmp Corp. Registration Statement on Form S-3 (Registration No. 333-270720)

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-270720) (the “Registration Statement”) of CalAmp Corp. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on April 3, 2023, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ross McAloon at (714) 755-8051.

Thank you for your assistance in this matter.

Very truly yours,

CALAMP CORP.

By:	/s/ Richard Scott
Richard Scott
Senior Vice President, Chief Legal Officer and Secretary

cc:	Jikun Kim, CalAmp Corp.

Scott Shean, Latham & Watkins LLP

Ross McAloon, Latham & Watkins LLP